1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit

Exhibit	Description
99.01	Announcement on 2018/06/15 : Major resolutions of 2018 Annual General Meeting
99.02	Announcement on 2018/06/15 : To announce the record date for dividend distribution
99.03	Announcement on 2018/06/15: Supplementary election of the Company's independent director of 8th board of directors
99.04	Announcement on 2018/06/15 : New appointment member of the Audit Committee
99.05	Announcement on 2018/06/19 : Clarification on the A4 page of the report of Commercial Times on June 16, 2018
99.06	Announcement on 2018/07/02 : Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of Chunghwa Investment Co.,a subsidiary of Chunghwa Telecom
99.07	Announcement on 2018/07/10 : Chunghwa Telecom announces its operating results for June 2018
99.08	Announcement on 2018/07/10: June 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Major resolutions of 2018 Annual General Meeting

Date of events: 2018/06/15

Contents:

1.Date of the shareholders' meeting:2018/06/15

2.Important resolutions (1)profit distribution/deficit compensation: Ratification of 2017 profit allocation proposal. The cash dividend is NT$4.796 per share.

3.Important resolutions (2)amendments of the corporate charter: The amendment to the Articles of Incorporation.

4.Important resolutions (3)business report and financial statements: Ratification of 2017 business report and financial statements.

5.Important resolutions (4)elections of board of directors and supervisors: Supplementary election of the Company's independent director of 8th board of directors: independent director elected: Chung-Chin Lu.

6.Important resolutions (5)other proposals: none

7.Any other matters that need to be specified: The term of the new independent director begins on June 15, 2018 and ends on June 23, 2019.

EXHIBIT 99.02

To announce the record date for dividend distribution

Date of events: 2018/06/15

Contents:

1.Date of the resolution by the board of directors or shareholders' meeting or decision by the Company:2018/06/15

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.796 per share.

4.Ex-rights (ex-dividend) trading date:2018/07/23

5.Last date before book closure:2018/07/24

6.Book closure starting date:2018/07/25

7.Book closure ending date:2018/07/29

8.Ex-rights (ex-dividend) record date:2018/07/29

9.Any other matters that need to be specified: Cash dividend is expected to be distributed on August 24, 2018.

EXHIBIT 99.03

Supplementary election of the Company's independent director of 8th board of directors

Date of events: 2018/06/15

Contents:

1.Date of occurrence of the change:2018/06/15

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):independent director

3.Title, name and resume of the replaced personnel: none

4.Title, name and resume of the new personnel: independent director Chung-Chin Lu, Professor, National Tsing Hua University

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ):new appointment

6.Reason for the change: Supplementary election of the Company's independent director

7.Number of shares held by the new personnel at the time of appointment:0

8.Original term (from __________ to __________):from 2016/06/24 to 2019/06/23

9.Effective date of the new appointment:2018/06/15

10.Rate of turnover of directors of the same term:0

11.Rate of turnover of supervisor of the same term: NA

12.Rate of turnover of independent director of the same term:20％

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified: none

EXHIBIT 99.04

New appointment member of the Audit Committee

Date of events: 2018/06/15

Contents:

1.Date of occurrence of the change:2018/06/15

2.Name of the functional committees: The Audit Committee

3.Name and resume of the replaced member: none

4.Name and resume of the new member: independent director  Chung-Chin Lu, Professor, National Tsing Hua University

5.Type of the change (please enter: “resignation”, “discharge”, tenure expired” , “death” or “new appointment”):new appointment

6.Reason of the change: new appointment of the Company's independent director

7.Original term (from __________ to __________):from 2016/06/24 to 2019/06/23

8.Effective date of the new member:2018/06/15

9.Any other matters that need to be specified: none

EXHIBIT 99.05

Clarification on the A4 page of the report of Commercial Times on June 16, 2018

Date of events: 2018/06/19

Contents:

1.Date of occurrence of the event:2018/06/19

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Name of the reporting media: Commercial Times

6.Content of the report: Light Era Development Co., Ltd., 100% subsidiary of Chunghwa Telecom established a joint venture with the Taoyuan Municipal Government... Chunghwa Telecom expects to invest NTS12 billion.

7.Cause of occurrence: The company has no comments on the related news reports.

8.Countermeasures:none

9.Any other matters that need to be specified: The company follows internal process to evaluate every investment project and will make official announcement after completing all the procedures.

EXHIBIT 99.06

Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of

Chunghwa Investment Co.,a subsidiary of Chunghwa Telecom

Date of events: 2018/07/02

Contents:

1.Name of the securities: Chunghwa Precision Test Tech. Co., Ltd.

2.Trading date: 2018/05/26~2018/07/02

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume : 350,000 shares

Unit price : NT$ 857.35

Total monetary amount of the transaction : NT$ 300,073,000

4.Gain (or loss) (not applicable in case of acquisition of securities):NA

5.Relationship with the underlying company of the trade: Subsidiary

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 11,807,884 shares

Current cumulative amount: NT$ 2,190,716,719

Shareholding percentage of holdings of the security being traded : 36.01%

Status of any restriction of rights: None

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Total securities investment / Total assets : 0.63%

Total securities investment / Total shareholder's equity : 0.70%

Total operational capital : NT$ 4,832,637,091

8.Concrete purpose/objective of the acquisition or disposal: Supplement working capital

9.Do the directors have any objections to the present transaction?: None

10.Any other matters that need to be specified:

The transaction will be accounted for as equity transaction since Chunghwa Telecom Group does not cease to have control over Chunghwa Precision Test Tech. Co., Ltd. According to International Financial Reporting Standards (IFRS), the difference arising from equity transaction will be recorded as an increase in additional paid-in capital.

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for June 2018

Date of events: 2018/07/10

Contents:

1.Date of occurrence of the event:2018/07/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for June 2018 was NT$ 16.85 billion, a 9.9% decrease year-over-year. Operating costs and expenses were NT$ 13.39 billion, a 9.0% decrease year-over-year. Operating income was NT$ 3.45 billion, a 13.1% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 3.05 billion, a 14.7% decrease year-over-year. EPS was NT$ 0.39. In addition, operating income and EPS all fell in the range of our second quarter guidance previously announced.

In June, operating revenue and costs & expenses decreased mainly due to market competition, VoIP substitution and the decrease of the number of ICT projects completed. MOD revenue increased year-over-year.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

July 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Jun.	Net sales	16,845,033	18,694,336	(-)1,849,303	(-)9.89%
Jan.-Jun.	Net sales	107,290,717	110,204,541	(-)2,913,824	(-)2.64%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	3,041,289

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	336,469
	Fair Value	-423
	The amount of unrealized gain(loss) recognized this year	-329

Settled Position	Total amount of contract	266,871
	The amount of realized gain(loss) recognized this year	-4,411

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	372,822
	Fair Value	-300
	The amount of unrealized gain(loss) recognized this year	550

Settled Position	Total amount of contract	570,655
	The amount of realized gain(loss) recognized this year	-6,123

b Trading purpose : None